July 23, 2009

Via EDGAR and Overnight Mail

Tia Jenkins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Octus, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 15, 2009
Response Letter dated July 7, 2009
File No. 000-51880

Dear Ms. Jenkins:

Octus, Inc. (“Octus” or the “Company”) is submitting this letter in response to additional comments raised in the Staff’s letter to Octus dated July 16, 2009 (the “Comment Letter”) regarding your review of the above-referenced Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “10-Q”) filed by Octus, and our response letter dated July 7, 2009.  In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.  Accompanying this letter are Amendment No. 1 to the above-referenced Form 10-K (“10-K Amendment”) and Amendment No. 1 to the above-referenced Form 10-Q (the “10-Q Amendment” and together with the 10-K Amendment, the “Amended Filings”), which the Company has filed today with the Commission.  Other than as described below in response to the staff’s comments in the Comment Letter, there have not been any changers to the language that we previously provided to the Commission with our July 7, 2009 letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Section 302 Certifications

1.  We have reviewed your proposed disclosure in response to our prior comment six and note that your Section 302 certifications still do not comply with the language required by Item 601(31) of Regulation S-K.  Please replace “I” with the phrase” the registrant’s other certifying officer(s) and I” in paragraphs 4 and 5.

Response to Comment 1:

The Section 302 certifications included with the 10-K Amendment have been revised as requested by the Staff.

Form 10-K for Fiscal Year Ended December 31, 2008

Section 302 Certifications

2.
We have reviewed your proposed disclosure in response to our prior comment nine and note that your Section 302 certifications still do not comply with the language required by Item 601(31) of Regulation S-K.  Please revise your certification to address the following:

•	please replace “I” with the phrase” the registrant’s other certifying officer(s) and I” in paragraphs 4 and 5.
•	please include a reference to internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) in the head note to paragraph 5 of your certifications.

Response to Comment 2:

The Section 302 certifications included with the 10-Q Amendment have been revised as requested by the Staff.

The Company acknowledges that:

•	Octus is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Octus may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (530) 546-0200, or our attorney Kevin Kelso, at Weintraub Genshlea Chediak, at (916) 558-6110, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Christian J.Soderquist
Christian J.Soderquist Chief Executive Officer Octus, Inc.